UNITED STATES OF AMERICA
       Before the
SECURITIES AND EXCHANGE COMMISSION

NATIONAL FUEL GAS COMPANY	FIRST
HORIZON ENERGY DEVELOPMENT, INC.	CERTIFICATE
HORIZON ENERGY HOLDINGS, INC.	PURSUANT TO
and its subsidiaries	RULE 24

File No. 70-9959
(Public Utility Holding Company Act of 1935)

        THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company (“National”), its subsidiary, Horizon Energy Development, Inc. (“Horizon”), Horizon’s subsidiary, Horizon Energy Holdings, Inc. (“Holdings”), and Holding’s subsidiaries (“Intermediate Subsidiaries”), in their Application-Declaration on Form U-1, as amended (File No. 70-9959), have been carried out in accordance with the terms and conditions of said Application-Declaration and the Order (HCAR No. 35-27487, dated December 31, 2001) of the Securities and Exchange Commission (the “Commission”) with respect thereto, and that the following information for the quarter ended March 31, 2002 is herein provided:

1)	A general description of the Development Activities of Horizon or any Intermediate Subsidiary during the quarter and of any exempt wholesale generator or foreign utility company in which National has acquired, directly or indirectly, an ownership interest during the quarter:

Horizon and Intermediate Subsidiaries engaged, directly or indirectly, in one or more of the following Development Activities during the quarter: due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal “hosts,” fuel suppliers and other project contractors; discussion of financing opportunities with lenders and other third-party investors; and such other preliminary activities as may be required.

National did not acquire, directly or indirectly, an ownership interest in any exempt wholesale generator or foreign utility company during the quarter.

2)	Information on Project Services (administrative, operating, technical and management services) performed during the quarter:
Company                    Company Receiving        Type of Service            Total      At Cost or Fair
Providing Service          Service                                            Charges*    Market Value

-------------------------- ------------------------ ----------------------- ------------- ----------------------
Horizon                    Horizon Energy           Technical and                $93,525  Fair market value
                           Development, s.r.o.      management services

-------------------------- ------------------------ ----------------------- ------------- ----------------------
Horizon Energy             Horizon                  Administrative              $119,955  Fair market value
Development, s.r.o.                                 services
-------------------------- ------------------------ ----------------------- ------------- ----------------------
Horizon Energy             United Energy, a.s.      Administrative and          $670,000  Fair market value
Development, s.r.o.                                 operating services
-------------------------- ------------------------ ----------------------- ------------- ----------------------

United Energy, a.s.        Teplarna Liberec, a.s.   Administrative and          $559,000  Fair market value
                                                    management services
-------------------------- ------------------------ ----------------------- ------------- ----------------------

*  Represents most recent annual charges for services provided.
3)	Information regarding new Intermediate Subsidiaries:
No new Intermediate Subsidiaries were formed or acquired during the quarter.

4)	Amount of any Guarantee issued by Horizon or any Intermediate Subsidiary that is not exempt under Rule 45(b) or Rule 52:
Neither Horizon nor any Intermediate Subsidiary issued any such Guarantee during the quarter.

5)	Horizon financial statements:
Horizon's balance sheet at March 31, 2002 is attached as Exhibit 1, and Horizon's income statement for the quarter ended March 31, 2002 is attached as Exhibit 2.

        IN WITNESS WHEREOF, the undersigned companies have caused this Certificate to be executed as of this 30th day of May, 2002.

NATIONAL FUEL GAS COMPANY

By: /s/ P. C. Ackerman
P. C. Ackerman
President

HORIZON ENERGY DEVELOPMENT, INC.

By: /s/ R. J. Tanski
R. J. Tanski
Secretary and Treasurer

HORIZON ENERGY HOLDINGS, INC.

By: /s/ R. J. Tanski
R. J. Tanski
Secretary and Treasurer